SHAREHOLDER UPDATE

Review of Third Quarter and Outlook for Fourth Quarter, 2011

Vancouver, Canada – October 19, 2011 – Bradford Cooke, Chairman and CEO of Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN), is pleased to provide the following review of Canarc’s progress in the 3rd Quarter, and its plans for the 4th Quarter, 2011.

Q3 Review

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Amended the Tay LP property option agreement with Ross River Minerals Inc. to add an additional year so that Canarc has more time to conduct the next drill program

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Completed a Phase 1 exploration program on the Windfall Hills project including detailed soil and rock geochemical sampling over the main target area

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Continued to seek a joint venture partner to advance the New Polaris high grade gold project to mine development and a feasibility study

The Tay LP property option agreement was amended by extending the completion dates for Stage 1 exploration expenditures from October 31, 2011 to October 31, 2012 and Stage 2 exploration expenditures from October 31, 2012 to October 31, 2013.  Canarc agreed to increase the October 31, 2011 option payment from $50,000 to $75,000 and will make an additional payment of $25,000 on or before October 31, 2012. The $850,000 payment due October 31, 2012 has been extended to October 31, 2013.

Canarc advised Ross River that an airborne geophysical survey was completed last year which outlined several new anomalies requiring ground follow-up prior to drilling. By extending the agreement, Canarc will now have more time to effectively test these new targets next year. Canarc has spent approximately $670,000 to date on the property.

Management is in discussions with several parties interested in acquiring an interest in the New Polaris gold property by financing the initial mine development and a feasibility study.  Work has commenced on the application for an underground development and exploration program at New Polaris.

At the Windfall Hills project Canarc geologists collected soil and rock samples over the main target area and assays are pending.  The Windfall Hills properties are situated within the same geological belt of Tertiary volcanic rocks as Richfield’s Blackwater gold discovery.  Richfield Ventures delineated a 4 million oz gold resource earlier this year and subsequently received a friendly take-over bid by New Gold for CAD$10.38 per share, valuing the company at more than CAD$550 million.

Q4 Outlook

In the 4th Quarter, Management plans a thorough review of the historic Tay LP property data in the light of the positive results from the 470 kilometer airborne geophysical survey that Cap-Ex completed last year.  In addition, Canarc expects to complete its analysis of the sampling results to define targets for drilling at the Windfall Hills project in 2012.

James Moors, B.Sc., P.Geo, Vice President, Exploration for Canarc, is the Qualified Person who reviewed the technical information herein and approved this news release.

Canarc Resource Corp.

/s/     “Bradford J. Cooke”

Bradford Cooke

Chairman and CEO

About Canarc Resource Corp. - Canarc Resource is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on exploring its four gold properties in central BC and the Tay LP gold property in the Yukon Territory. Canarc is also seeking a partner to advance its 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia to the feasibility stage.

For More Information - Please contact Garry Biles, President, or Erika Fula, Investor Relations Assistant

Toll Free: 1-877-684-9700,

Tel: (604) 685-9700,

Fax: (604) 685-9744,

Email: info@canarc.net,

Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Canarc’s future performance, including anticipated revenues, cash costs, capital costs, gold production, timing and expenditures to develop new mines and mineralized zones, gold grades and recoveries, and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.